Exhibit 12.1

Ratio of Earnings to Fixed Charges
Ratio of Earning to Combined Fixed Charges
(dollars in thousands)

	NorthStar Europe Period			Prior Owner Period
	Year Ended December 31,	Year Ended December 31,	September 16 to December 31,	January 1 to September 15,	Year Ended December 31,
	2016	2015	2014	2014	2013
Earnings
Income (loss) before income tax benefit (expense)	$(59,760)	$(144,818)	$(33,906)	$(3,007)	$1,633
Add (subtract):
Interest expense	41,439	36,129	165	3,486	4,666
Total earnings	$(18,321)	$(108,689)	$(33,741)	$479	$6,299
Fixed Charges
Interest expense	41,439	36,129	165	3,486	4,666
Total Fixed Charges	41,439	36,129	165	3,486	4,666
Total Combined Fixed Charges and Preferred Stock Dividends	$41,439	$36,129	$165	$3,486	$4,666
Ratio of earnings to fixed charges	(0.44)	(3.01)	(204.49)	0.14	1.35
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to fixed charges	$(59,760)	$(144,818)	$(33,906)	NA	NA
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(1)	Because there was no preferred stock outstanding for the periods presented, the ratio is not applicable.